September 18, 2019

Wouter Latour
Chief Executive Officer
Vaxart, Inc.
290 Utah Ave, Ste. 200
South San Francisco, CA 94080

       Re: Vaxart, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2019
           File No. 333-233717

Dear Dr. Latour:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    John T. McKenna, Esq.